

May 7, 2013

John C. Popeo
Treasurer and Chief Financial Officer
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: Select Income REIT**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 1-35442**

Dear Mr. Popeo:

We have reviewed your response dated April 19, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Liquidity and Capital Resources, page 60

Related Person Transactions, page 64

1.   We note your response to prior comment 4. Please provide quantitative information utilized by your Independent Trustees in evaluating that the agreements with RMR, CWH, and AIC are on commercially reasonable terms.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant